

April 1, 2010

Via Facsimile and U.S. Mail

Jason D. Long
Lenox Wealth Management, Inc.
8044 Montgomery Road, Ste 480
Cincinnati, OH 45236

RE: **First Franklin Corporation**
      PREC14A filed on Lenox Wealth Management, Inc., John C. Lame
      and Jason D. Long
      File No. 000-16362

Dear Mr. Long

     We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise the proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.   All defined terms used here have the same meaning as in the filing referenced above.

Schedule 13D/A filed on March 26, 2010

1. Please tell us the natural person that has voting or dispositive power over the shares held by Lenox Wealth Management. In this regard, we note that the person may have to file their own Schedule 13D or be included in Lenox Wealth's Schedule 13D.

PREC14A
General

2. Please fill in all blanks in the proxy statement.

3. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

4. On a supplemental basis, please provide support for the numerous factual assertions and statements of opinion and belief contained in the proxy statement. Some examples of factual assertions that should be supported through appropriate citations include the following:

   • The statements concerning the company's financial condition and regulators' concerns in the letter to shareholders; and

   • The statements concerning the board's failure to maintain independence from the Siemers family in the letter to shareholders.

   Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Election of Nominees, page 2

5. We note your disclosure that you reserve the right to nominate additional persons. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. In addition, please confirm for us that should the participants lawfully identify or nominate a substitute nominee before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Information Concerning Persons Who May Solicit Proxies, page 6

6. We note your disclosure where you indicate that Annex A to the proxy statement contains the beneficial ownership information of the participants. However, it appears this information is provided for on page 8 under the subsection entitled "Certain

Information Regarding Lenox Wealth Management, Inc." You also have similar reference to Annex A in that section. Please revise your disclosure accordingly.

7. We note the positions held by Messrs John C. Lame and Jason D. Long at Lenox Wealth Management. As such please tell us if either person has any investment or voting control over the shares held by Lenox Wealth Management. If so, please explain to us why you do not believe such individuals have beneficial ownership over the shares held by Lenox Wealth Management.

Solicitation of Proxies; Expenses, page 7

8. It appears that you intend to solicit proxies via mail, advertisement, telephone, facsimile, and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9. Please revise to indicate whether you expect to seek reimbursement of the costs related to this solicitation. If so, please also indicate whether you expect to seek approval of the company's stockholders prior to seeking reimbursement. Refer to Item 4(b)(5) of Schedule 14A.

Certain Information Regarding Lenox Wealth Management, Inc., page 8

10. We note your disclosure concerning the offer letter sent to the Trustee of the company's ESOP. We also note the disclosure where you reserve the right to contact individual ESOP participants with respect to your offer or to make any other offer to the individual participants. Please confirm that you will comply with Regulations 14D and 14E at the time you make the offer to any individual ESOP participants, or provide us with a detailed analysis why you do not believe your offer needs to comply with the tender offer rules.

Other Matters, page 9
Additional Information, page 10

11. We note your disclosure disclaiming responsibility for the accuracy of First Franklin's disclosures in its proxy materials. Please revise this statement to remove the implication that you are not responsible for the accuracy or completeness of the disclosure contained in that proxy statement. Once the information is included in the proxy statement, irrespective of the source, the filing parties remain responsible for the accuracy and completeness of the disclosure contained in the proxy statement filing.

Other Matters, page 9

12. We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in First Franklin's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information in the company's proxy statement rather than providing the required disclosure in your own materials. If so, please note that we believe you may not rely on Rule 14a-5(c) before the company distributes the information to security holders. If you disseminate your proxy statement before the distribution of First Franklin's proxy statement, you must include all information required by Schedule 14A. Please confirm your understanding.

Form of Proxy

13. Please revise your form of proxy to indicate that is a preliminary copy. Refer to Rule 14a-6(e)(1).

14. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions